Exhibit 14

Consent of Binsar Sirait

United States Securities and Exchange Commission

Ladies and Gentlemen:

I, Binsar Sirait, engineer and SME Registered Member, hereby consent to the use of and reference to my name, and the inclusion in the annual report on Form 40-F of New Gold Inc. of the information reviewed and approved by me that is of a scientific or technical nature contained in the Annual Information Form for the financial year ended December 31, 2016 regarding operations at the Rainy River project under the heading " Mineral Properties – Rainy River Project, Canada – Mining Operations”.

Dated this 30th day of March, 2017

Yours truly,

/s/ Binsar Sirait
Name:	Binsar Sirait
SME Registered Member
New Gold Inc.